UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

Synacor, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

871561106
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871561106

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,927,745 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,927,745 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,745 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IV

(1) The aggregate amount of beneficially owned shares of common stock includes 65,000 shares of common stock that would be issued to the Reporting Person upon exercise of stock options that were issued to the Reporting Person as compensation for the service of Kevin M. Rendino as a member of the Issuer's Board of Directors. Mr. Rendino entered into an assignment and assumption agreement with respect to such options providing all economic benefit and voting power of these stock options to the Reporting Person.

CUSIP No. 871561106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:
The aggregate cost basis of the 2,927,745 shares of Common Stock and options to acquire Common Stock of the Issuer is $6,587,976 including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital of and funds managed by the Reporting Person.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On February 11, 2020, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") by and among the Issuer, Quantum Merger Sub I, Inc., a wholly owned subsidiary of the Issuer ("Merger Sub"), and Qumu Corporation ("Qumu"), providing for the merger of Merger Sub with and into Qumu. A full description of the Merger Agreement and the Merger is disclosed in the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 11, 2010.

In connection with the Merger Agreement, the Reporting Person entered into Support Agreements with Parent to vote all of the Shares they beneficially own, has the power to vote or direct the vote of, and the power to dispose or direct the disposition of in favor of the adoption of the Merger Agreement and approval of the Merger (the “Voting Agreement”). The Voting Agreement includes covenants with respect to the voting of such Shares by the Reporting Person in favor of approving the Merger and against any competing acquisition proposals and places certain restrictions on the transfer of such Shares by the Reporting Person.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as an exhibit hereto and is incorporated herein by reference.

Item 5.  Interest in the Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated as follows:

(a)(b) The Reporting Person may be deemed to beneficially own, has the power to vote or direct the vote of, and the power to dispose or direct the disposition of in the aggregate 2,927,745 shares of Common Stock of the Issuer.

The aggregate amount of beneficially owned shares of common stock includes 65,000 shares of common stock that would be issued to the Reporting Person upon exercise of options that were issued to the Reporting Person as compensation for the service of Kevin M. Rendino as a member of the Issuer's Board of Directors. Mr. Rendino entered into an assignment and assumption agreement with respect to such options providing all economic benefit and voting power to the Reporting Person.

As of the close of business on February 11, 2020, 180.2 SPV Series - a Series of 180 Degree Capital Management, LLC ("180.2 SPV") beneficially owned 1,241,400 shares of Common Stock, constituting approximately 3.2% of the shares of Common Stock outstanding. As of the close of business on February 11, 2020, 180 beneficially owned an aggregate 1,686,345 shares of Common Stock and options to purchase common stock, constituting approximately 4.3% of the shares of Common Stock outstanding. 180, as the Investment Manager and Managing Member of 180.2 SPV, may also be deemed to beneficially own the 1,241,400 shares of Common Stock owned by 180.2 SPV. The percentages above are based on 39,188,432 shares, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Voting Agreements defined and described in Item 4.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1 Support Agreement, by and among 180 Degree Capital Corp. and Qumu Corporation, dated February 11, 2020.

99.2 Support Agreement, by and among 180.2 SPV Series - a Series of 180 Degree Capital Management, LLC and Qumu Corporation, dated February 11, 2020.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

SCHEDULE A
Directors and Executive Officers of 180 Degree Capital Corp.

Name	Position and Present Principal Occupation	Principal Business Address	Citizenship
Kevin M. Rendino	Chairman of the Board of Directors and Chief Executive Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Daniel B. Wolfe	Director, President, Chief Financial Officer and Chief Compliance Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Alicia M. Gift	Senior Controller and Secretary	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Robert E. Bigelow, III	Vice President of Fund Development	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Stacy R. Brandom	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Charles E. Ramsey	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Richard P. Shanley	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Parker A. Weil	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA